EX-99.(p)(14)

CONFIDENTIAL	October 2014

D. Code of Ethics and Personal Trading

A summary of the Code of Ethics is set forth below and Employees are bound by the Code of Ethics and responsible for reading, understanding and complying with its requirements.

1.	Disclosure Obligations for Securities Accounts, Holdings and Transactions

The Code of Ethics (the “Code”) can be found on Symphony’s Shared Compliance Folder as well as the Nuveen Information Center website. The Code was instituted by Nuveen and adopted by Symphony in recognition of its fiduciary obligations to Clients and to comply with the federal securities laws and regulations. All Employees are responsible for understanding and complying with the Code, as well as Symphony’s supplement to the Code, which is more restrictive. Unlike the Nuveen Code of Ethics, Symphony does not permit Employees to purchase individual securities and corporate bonds, except for a limited number of individual securities which may be purchased by Spouses of Employees and Registered Domestic partners, pursuant to the policy described below. For purposes of the Code, all Employees are designated as “Access Persons” and must disclose all accounts in which securities are held or may be held by an Access Person or a Household Member. Access Persons must also report the securities held in such accounts and any securities acquired in a private placement through the on-line Code of Ethics system implemented by Nuveen to assist in monitoring personal trading under the Code. This disclosure occurs within 10 days of pining Symphony and promptly after opening a new Reportable Account, as well as annually. Household Members are defined in the Code as spouses, domestic partners, siblings, children, stepchildren, grandchildren, parents, stepparents, grandparents, and all in-laws who are expected to reside in the same household as the Symphony Employee for at least 60 days a year. All accounts must be held at Nuveen approved firms and accounts not held at such firms must be closed or transferred to an approved firm within 30 days of joining Symphony. Symphony’s Code of Ethics supplements the Nuveen Code of Ethics and to the extent it is more restrictive, the Symphony Code of Ethics governs.

The accounts that must be disclosed are all accounts in which an Access Person and Household Member have beneficial interest ownership in and/or exercise trading discretion or control and in which securities can be bought or held. For purposes of the Code, beneficial ownership means deriving direct or indirect monetary benefit from the purchase, sale or ownership of a security or account. (See the Nuveen Code of Ethics for definitions of the capitalized and other terms such as Household Member, Reportable Account, Reportable Security, etc.). In addition to providing a list of all securities accounts, all Employees and Household Members must submit a list of Reportable Securities within 10 days of joining the Firm and again within 45 days after the end of each calendar year through the Code of Ethics system. Finally, all Reportable Transactions in Reportable Securities must be submitted quarterly through the Code of Ethics system. A description of the information to be submitted, as well as exceptions to the reporting requirement, can be found in the Code. The Code is available from Compliance Management and is posted to the Code of Ethics system.

Reportable Securities are any securities, except:

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•	Direct obligations of the U.S. government (indirect obligations, such as Fannie Mae and Freddie Mac securities are reportable).

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements.

•	Money market funds.

•	Open-end mutual funds that are not advised or sub-advised by Nuveen.

Reportable Transactions are any transaction involving a Reportable Security, except:

•	Transactions in accounts over which the Access Person or Household Member has no direct or indirect influence or control, such as managed or discretionary accounts.

•	Transactions in Nuveen’s 401K plan or directly through BFDS as transfer agent, but not those in a self-directed 401K Plan Retirement Account.

•	Automatic dividend or reinvestment plans, unless the transaction deviates from the plan.

•	Transactions in U.S. or other sovereign governments, bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements.

•	Transactions in money-market funds.

•	Transactions in open-end mutual funds that are not advised or sub-advised by Nuveen.

Symphony fulfills its reporting obligation by the receipt through the on-line Code of Ethics system of electronic copies of statements and confirmations of all securities accounts for Access Persons other than accounts over which the Access person has no direct or indirect influence or control, and through quarterly and annual certification of each Access Person’s accounts.

2.	Personal Trading and Preclearance of Securities Transactions

Under the Code, Employees must request trade approval from Compliance Management, or “pre-clear’’, before placing any personal securities transaction, other than those specifically exempted, through the Firm’s on-line Code of Ethics system. As noted above, and with the exception described below for spouses and registered domestic partners, it is Symphony’s policy that Employees and their Household Members may not purchase individual equity securities or corporate bonds. Additionally, all purchases and sales of securities, including ETFs and Closed-End Mutual Funds, whether managed by Nuveen or others, by Employees are subject to preclearance. Closed-End Funds must be held for a minimum of 30 days, unless sold at a loss. These rules apply to any Reportable Account and to all Employees and Household Members. Employees may sell securities owned prior to joining Symphony, as long as all such sales are pre-cleared through the Code of Ethics system. Investment management personnel may not purchase or sell any securities within the 7 day periods preceding and following the purchase or sale by Symphony for Clients of such security, or any related or equivalent security, such as an option. In the event of such purchase or sale, even if it has been pre-cleared, the

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Employee may be required to sell the security purchased or disgorge any profits from the sale. Spouses and Registered Domestic Partners of Employees (“Permitted Traders”) may execute five trades a month of individual securities in accordance with Symphony’s Procedures for Spouses of Employees and Registered Domestic Partners to Trade Individual Securities which is available on Symphony’s shared compliance drive. These procedures include, among other matters, the requirement that all such trades are done in accounts at Nuveen approved firms, they are pre-cleared, held for thirty days and the Permitted Trader agrees in writing to comply with all of Symphony’s policies and procedures, not trade on inside information, or front run Symphony’s Clients.

The only other exceptions to the preclearance rule are purchases and sales (i) executed in a discretionary account, opened with Compliance approval, by independent managers with discretion over the Employee’s account; and (ii) any trade of up to 500 shares in aggregate over any period of 5 trading days in an issuer with a market capitalization of at least $5 billion (but not options or fixed income securities). Since Employees cannot purchase or sell individual securities, exemption (ii) in the preceding sentence can only be utilized by Permitted Traders or for sales of securities owned prior to employment at Symphony.

Employees should be aware that all private placement transactions by Employees or Household Members, including investments in non-public companies and in Firm sponsored and non-Firm sponsored private funds, hedge funds, or similar vehicles (including those advised or sub-advised by Nuveen affiliates), must be approved in advance by Compliance Management.

Employees are also not permitted to purchase securities in initial public offerings (“IPO”). The restriction on purchasing IPO’s includes discretionary/managed accounts. In addition, Employees should be aware that broker/dealers are not permitted to sell securities in any equity IPO, not just “hot issues”, to any individual at Symphony involved in providing investment advice or purchasing or selling securities for Clients. This is a change from the old rule which only prohibited the sale of securities to such individuals in a hot issue. The new rule encompasses all equity IPOs. A detailed description of the personal trading rules can be found in in the Personal Securities Transactions section of the Code.

Employees who have questions should contact Compliance prior to taking any action involving purchasing, selling or receiving a gift of securities or otherwise not discussed in the Code of Ethics.

3.	Inside Information, Protection of Material Non-Public and Other Confidential Information, Prevention of Insider Trading and Tipping

3.1	Confidential Information

Symphony and its Employees may have access to confidential information, including inside information, as discussed below (“Confidential Information”). Confidential Information is any information about: (i) companies, regardless of whether either the equity or bonds of such companies are traded in the public markets, which has not been publicly disclosed or was provided to Symphony with the understanding that it is confidential information; (ii) companies whose loans are analyzed in connection with a

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purchase, sale or on-going investment and the terms of such loans; (iii) public companies obtained other than through analyzing loans, inadvertently or otherwise; and, (iv) Clients including, but not limited to, investment advice, securities transactions and positions for Client’s accounts, social security numbers, and other sensitive non-public information. Whether or not a Non-Disclosure Agreement or Confidentiality Agreement is executed with the provider of the information does not change the fact that it is Confidential Information. Symphony has an obligation to establish, maintain, and enforce written procedures reasonably designed to prevent the misuse of material, non-public information by the Firm and its Employees. In addition, Symphony and its Employees have ethical and legal responsibilities not to disclose Clients’ Confidential Information.

For the purposes of this Manual, the term Confidential Information includes Inside Information.

3.2	Protection of Confidential Information

Confidential Information should only be disclosed on a strict need-to-know basis, such as for a valid business reason. Care should be taken in how and where Employees discuss, document, and store Confidential Information.

It is incumbent on each Employee to protect against the inadvertent disclosure of Confidential Information. Steps to protect against such inadvertent disclosure include:

•	Refraining from discussing such information in public spaces both within and outside the Firm, such as elevator banks, subways, taxis, restaurants as well as with family and friends.

•	Being careful not to leave sensitive material on desks, in conference rooms, and other public areas.

3.3	Inside Information

Symphony and its Employees may have access to information that is “material” and “non-public” each as defined below concerning a company whose securities are traded in the public markets or the trading market for its securities. Employees are prohibited from trading, either personally or on behalf of Clients, on the basis of such “Material Non-Public Information” (also known as “Insider Information”), whether as part of the individual’s duties on behalf of the Firm or otherwise. Employees are also prohibited from tipping or disclosing Material Non-Public Information, directly or indirectly, to others so that they may act on such information.

“Material” information means information (including price sensitive corporate or market information) that a reasonable investor would consider important in determining whether to make an investment decision to purchase, sell, or hold a security, or information that would be reasonably certain to affect the price of a company’s securities, Examples of Material information include, but are not limited to, financial forecasts or projections, earnings estimates, dividend changes, changes in management, major litigation, mergers or acquisitions, financial liquidity, etc.

Information is “non-public” if it has not been broadly disseminated or made available to the general public, such as by a press release carried by a major news service or public filings. Rumors, even if widespread or accurate, do not make inside information “public”.

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See also Nuveen’s Policy on Information Security available in Symphony’s Compliance folder on Symshare, although Symphony’s IT employees are the proper contacts, not Nuveen.

3.4	Insider Trading

Employees are prohibited from trading, either personally or on behalf of Clients, on the basis of Material Non-Public Information (“Insider Trading”), whether as part of the individual’s duties on behalf of the Firm or otherwise. Employees are also prohibited from disclosing Material Non-Public Information, directly or indirectly (“Tipping”).

Although Insider Trading rules only deal with transactions in connection with the securities of publicly traded companies, Symphony’s policies cover Inside Information concerning companies whose securities are not publicly traded. Since many of the securities purchased, sold, or held by the Firm are for private companies, it is important that Employees understand that these policies not to disclose such information are equally applicable to Inside Information with respect to private companies and Clients. In addition, liability may exist under common law.

The federal securities laws deal with Insider Trading in the context of buying and selling securities, whether debt or equity, for public companies. Loans, which Symphony also purchases and sells, are not securities. However, trading securities based on non-public information concerning companies obtained in the context of trading or holding loans is still trading based on Inside Information and Employees are prohibited from trading or Tipping based on such information. Employees are reminded that they:

•	Are prohibited from trading on Inside Information regardless of the source, which may include family members, friends, information that is overheard, or that has been passed to them while conducting investment research.

•	May not trade for their own accounts or direct others to trade on their behalf, for their benefit or the benefit of others, while in possession of or after being exposed to Inside Information relating to the securities being traded.

•	Are prohibited from Tipping others either by sharing Inside Information or offering trading suggestions, recommendations or strategies based on Inside Information.

Violations of the Insider Trading laws can expose the Firm and its Employees to criminal and civil liability. Given the Firm’s access to Inside Information, Employees must also be aware of the appearance that they may have traded on Inside Information. An Employee who has any doubt as to whether he/she may be trading on Inside Information or Tipping should immediately discuss the situation with Compliance Management.

Employees who trade on or tip inside information may be subject to, without limitation, an internal or external inquiry, investigation or any other similar inquiry as to whether they may have traded or tipped such information, as well as disciplinary action by the Firm, up to and including termination of employment. Any such action can be taken at the Firm’s sole discretion,

3.5	Restricted List Procedures

The Restricted List is a confidential list of publicly traded companies and their securities about which Symphony has Confidential or Inside Information. The Restricted List does not include companies whose securities are not publicly traded, even if Symphony has information concerning their loans. Employees may not trade securities either for their

CONFIDENTIAL	October 2014

own or Client’s accounts on the Restricted List or disclose any of the names of issuers and/or securities on the Restricted List. Loans issued by companies on the Restricted List may be traded for Clients’ accounts unless there is a specific restriction on such trading.

As a general rule, the names of publicly traded companies and their securities are placed on the Restricted List when:

•	The Firm signs a Non-Disclosure or Confidentiality Agreement;

•	When the Firm obtains Confidential or Inside Information, directly or indirectly, about a company, whether related to loans or otherwise;

•	The company is an affiliate of Nuveen or a private company in which Nuveen’s parent has an investment and Nuveen Mutual Funds, ERISA accounts and certain Clients may not hold such issuer’s securities or loans; and

•	Securities which, when aggregated with Nuveen’s entire holding, could exceed a poison pill trigger.

The Restricted List is maintained by Compliance Management and other Compliance functions in cooperation with Portfolio Managers. Any Employee who learns of, has access to or is given Confidential or Inside Information must immediately notify Compliance Management so that the company can be added to the Restricted List.

4.	Expert Network Compliance Program

Symphony may utilize the services of Expert Network Consulting Firms and their consultants (“Consultant” and collectively the “Consulting Firms”) to provide investment research and market information on potential and existing investments. Symphony has adopted policies and procedures to prevent receiving or the appearance of receiving Inside Information from Consulting Firms. A summary of the policies and procedures relating to Employee’s interactions with Consulting Firms is set out below in order that any Employee who deals with a Consulting Firm understands his/her obligations:

•	Prior to speaking to a Consulting Firm, the Employee should check with Compliance Management to ascertain if such Consulting Firm has been approved as a firm with whom Symphony will conduct business.

•	Prior to any discussion with an approved Consulting Firm, the Employees must provide Compliance Management with the name of the Consultant and Consulting Firm, a short summary of the expected nature of the conversation, and companies and topics to be discussed.

•	At the beginning of a conversation between the Employee and an approved Consulting Firm, the Employee should make clear that he/she does not want to be provided with Inside Information on publicly traded companies, directly or indirectly. If the Consulting Firm inadvertently provides Inside Information on publicly traded companies during the conversation, the conversation should be ended and the matter reported to Compliance Management, the Co-Head of Credit Research, and the COO, who will determine whether to restrict the securities and/or notify the Consulting Firm.

•	For purposes of monitoring the appropriateness of the content of the conversations with Consulting Firms, Employees should understand that